Exhibit 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended June 30, 2004

FIXED CHARGES:
Interest Expense	$44,376
Amortization of Debt Premium, Discount and Expense	425
Interest Component of Rentals	884

Total Fixed Charges	$45,685

EARNINGS:
Net Income before Dividends on Preferred Stock	98,364
Add:
Income Taxes Applicable to Utility Operating Income	55,384
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) - Net	1,828
Total Fixed Charges	45,685

Total Earnings	$201,261

Ratio of Earnings to Fixed Charges	4.4